FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: April 19, 2006	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
April 19, 2006	AMEX:SLW

Silver Wheaton First Quarter Earnings Increase 165% to US$13.8 Million

Vancouver, British Columbia – Silver Wheaton Corp. (TSX,AMEX:SLW) is pleased to report record first quarter net earnings and operating cash flows of US$13.8 million and US$13.9 million respectively (US$0.07 per share).

HIGHLIGHTS

•

Record net earnings of $13.8 million ($0.07 per share) from the sale of 2.7 million ounces of silver, compared to $5.2 million ($0.03 per share) from the sale of 2.3 million ounces of silver in 2005.

•

Record operating cash flows of $13.9 million (2005 - $5.2 million).

•

In March, 2006, Silver Wheaton amended its silver purchase contract with Goldcorp, increasing the minimum number of ounces to be delivered by Goldcorp over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  Total consideration paid by Silver Wheaton was $136 million.

•

In March, 2006, the Company entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from their Yauliyacu mining operations in Peru. Total consideration paid was $285 million.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.

•

In March, 2006, the Company announced a Cdn$175 million public offering of 14.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis.  The underwriters have an option to increase the size of the offering to approximately Cdn$200 million.  The offering is expected to close during April, 2006, at which time the proceeds will be used to repay debt.

“These results are spectacular, obviously assisted by continuing strong silver prices” said Eduardo Luna, Chairman.  “We expect our second quarter to be even better, as a result of silver sales starting up under our new Yauliyacu silver contract.”

A conference call will be held Thursday, April 20, 2006 at 11:00 am (EDT) to discuss these results. You may join the call by dialling toll free 1-877-888-4605 or (416) 695-6622 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0081 or (416) 695-5275 and using the passcode: 615199. A live and archived audio webcast will be available on the website at www.silverwheaton.com.

Silver Wheaton Corp. will hold an Annual Shareholders Meeting in Room 206 of the Metro Toronto Convention Centre, 225 Front Street West, Toronto, Ontario on Thursday, April 20, 2006 at 4:00 p.m. (EDT).

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  The Company expects to have annual silver sales of approximately 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

SILVER WHEATON

Q1

QUARTERLY REPORT

March 31, 2006

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three Months Ended March 31, 2006

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2005 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of April 19, 2006.

FIRST QUARTER HIGHLIGHTS

•

Record net earnings of $13.8 million ($0.07 per share) from the sale of 2.7 million ounces of silver, compared to $5.2 million ($0.03 per share) from the sale of 2.3 million ounces of silver in 2005.

•

Record operating cash flows of $13.9 million (2005 - $5.2 million).

•

In March, 2006, Silver Wheaton amended its silver purchase contract with Goldcorp, increasing the minimum number of ounces to be delivered by Goldcorp over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  Total consideration paid by Silver Wheaton was $136 million.

•

In March, 2006, the Company entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from their Yauliyacu mining operations in Peru. Total consideration paid was $285 million.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.

•

In March, 2006, the Company announced a Cdn$175 million public offering of 14.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis.  The underwriters have an option to increase the size of the offering to approximately Cdn$200 million.  The offering is expected to close during April, 2006, at which time the proceeds will be used to repay debt.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company, and is the only mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the largest, most profitable and best managed pure silver company in the world.

The Company has entered into three long-term silver purchase contracts with Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counter-parties at a fixed price of $3.90 per ounce, subject to adjustment.  As a result, the primary drivers behind the Company’s financial results are the price of silver and the volume of silver production at the various mines.

The Company expects to have annual silver sales of approximately 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

SUMMARIZED FINANCIAL RESULTS

The year end of the Company was changed from August 31 to December 31, during 2004.  As a result, comparative figures include the four months ended December 31, 2004.

	March 31 2006 (3 Months)	December 31 2005 (3 Months)	September 30 2005 (3 Months)	June 30 2005 (3 Months)	March 31 2005 (3 Months)	December 31 2004 (4 Months)	August 31 2004 (3 Months)	May 31 2004 (3 Months)

Silver sales ($000's)	$ 25,711	$ 17,474	$ 18,081	$ 19,263	$ 16,077	$ 10,986	$ -	$ -
Ounces (000’s)	2,672	2,176	2,535	2,668	2,323	1,505	-	-
Average realized silver price ($'s per ounce)	$ 9.62	$ 8.03	$ 7.13	$ 7.22	$ 6.92	$ 7.30	$ -	$ -
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ -	$ -

Net earnings (loss) ($000's)	$ 13,781	$ 7,009	$ 6,378	$ 6,722	$ 5,182	$ 1,765	$ (16)	$ (20)

Basic and diluted earnings (loss) per share	$ 0.07	$ 0.04	$ 0.04	$ 0.04	$ 0.03	$ 0.02	$ (0.01)	$ (0.01)

Cash flow from (used in) operations ($000's)	$ 13,862	$ 7,654	$ 7,947	$ 9,265	$ 5,150	$ 8,356	$ (29)	$ (19)

Cash and cash equivalents ($000's)	$ 8,368	$ 117,741	$ 26,608	$ 33,279	$ 24,014	$ 19,989	$ 320	$ 324

Total assets ($000's)	$ 578,150	$ 266,151	$ 173,871	$ 167,056	$ 160,355	$ 156,988	$ 53,491	$ 325

Total liabilities ($000’s)	$ 181,317	$ 1,961	$ 426	$ 586	$ 702	$ 2,557	$ 3,320	$ 5

Shareholders' equity ($000's)	$ 396,833	$ 264,190	$ 173,445	$ 166,470	$ 159,653	$ 154,431	$ 50,171	$ 320

1) Refer to discussion on Non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by changes in the price of silver, fluctuations in production at the mines and timing of shipments that are in the normal course of operations.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

	Three Months Ended March 31, 2006
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$21,104	$4,607	$-	$-	$25,711
Ounces (000’s)	2,171	501	-	-	2,672
Average realized silver price ($'s per ounce)	$9.72	$9.20	$-	$-	$9.62
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$-	$-	$3.90

Net earnings ($000's)	$11,915	$1,814	$-	$52	$13,781

1) Refer to discussion on Non-GAAP measures

The Company has four business segments, the Luismin, Zinkgruvan and Yauliyacu contracts, and corporate operations. The acquisition of silver under the Yauliyacu contract is expected to begin in May, 2006.

	Three Months Ended March 31, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$13,684	$2,393	$-	$16,077
Ounces (000’s)	1,974	349	-	2,323
Average realized silver price ($'s per ounce)	$6.93	$6.86	$-	$6.92
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$5,270	$402	$(490)	$5,182

1) Refer to discussion on Non-GAAP measures

Luismin

On October 15, 2004, a 100% subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into an agreement (amended on March 30, 2006) to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico for a period of 25 years, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2007).  Under this agreement, Luismin was required to deliver a minimum of 120 million ounces over the 25 year period following the contract date, and Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.  As a result, at March 31, 2006, Goldcorp owned 62% of the Company’s common shares.

The amendment to the silver purchase contract was made in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Luismin’s annual silver production will approximate 9.5 million ounces in 2006, increasing to 13 million ounces by 2009 and thereafter.

During the three months ended March 31, 2006, SW Caymans purchased 2.2 million ounces (2005 – 2.0 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $9.72 per ounce (2005 - $6.93 per ounce).   The Company’s cash flows and net earnings under the Luismin silver contract for the three months ended March 31, 2006 were $12.6 million (2005 - $5.8 million) and $11.9 million (2005 - $5.3 million), respectively.

At December 31, 2005, the Luismin mines had proven and probable reserves of 45.4 million ounces of silver and inferred resources of 188.4 million ounces of silver, an increase of 12.7% and 29.4% respectively, compared to the reserves and resources at December 31, 2004, despite production during 2005 of 7.7 million ounces of silver.  Luismin has historically converted resources into reserves at a rate of approximately 90%.

The results of the Luismin mine operations for the three months ended March 31, 2006 are shown below:

	2006	2005
	Q1	Q4	Q3	Q2	Q1
• Ore milled (tonnes)	255,800	250,600	244,000	218,700	199,000
• Grade (grams/tonne)
- Gold	6.18	5.57	5.55	6.23	6.59
- Silver	347.93	298.02	331.51	310.35	334.63
• Recovery (%)
- Gold	94%	94%	94%	95%	95%
- Silver	87%	88%	88%	91%	88%
• Production (ounces)
- Gold	47,800	42,200	41,000	41,800	40,000
- Silver	2,192,000	1,855,700	2,005,700	1,974,400	1,894,000
• Sales (ounces)
- Gold	46,500	42,200	39,100	44,000	38,300
- Silver	2,171,000	1,819,800	2,003,800	2,088,000	1,974,400

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”) for the life of mine. During the three months ended March 31, 2006, SW Caymans purchased 0.5 million ounces (2005 – 0.3 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $9.20 per ounce (2005 - $6.86 per ounce).   The Company’s cash flows and net earnings under the Zinkgruvan silver contract for the three months ended March 31, 2006 were $0.9 million (2005 - $0.5 million) and $1.8 million (2005 - $0.4 million), respectively.

As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated silver resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces.  The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

Yauliyacu

On March 23, 2006, SW Caymans entered into an agreement with Glencore to purchase 4.75 million ounces of silver per year, for a period of 20 years, based on the production from their Yauliyacu mining operations in Peru. Total consideration paid was $285 million, comprised of $245 million in cash and a $40 million promissory note due on July 21, 2006.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore.  In addition, Silver Wheaton has an option to extend the 20 year term of the silver purchase contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated silver resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces.  Delivery of silver under the Yauliyacu silver contract is expected to begin in May 2006.

Corporate

	March 31	March 31
(US dollars in thousands)	2006	2005

General and administrative	$518	$415

Interest expense	202	-

Amortization of debt financing costs	254	-

Stock based compensation	111	40

Project evaluation	33	8

Interest income	(1,140)	(77)

Foreign exchange (gain) loss	(30)	104
Corporate net (income) loss	$(52)	$490

General and administrative expenses totaled $518,000 during the three months ended March 31, 2006 (2005 – $415,000), including $70,000 (2005 - $159,100) paid to Goldcorp for management and administrative services at cost. Also included in general and administrative expenses were professional service fees, including legal, accounting and audit fees, totaling $68,000 (2005 - $127,600), salary expenses of $105,000 (2005 - $nil), and investor relations and regulatory fees of $110,000 (2005 - $51,000). Total general and administrative expenses for the three months ended March 31, 2006 were higher than for the three months ended March 31, 2005, primarily due to the increased investor relations and regulatory fees and increased salary expenses.

Interest expense totaled $202,000 during the three months ended March 31, 2006 (2005 - $nil) due to financing used to fund the Yauliyacu transaction, including bank debt of $125 million and the $40 million promissory note due to Glencore.  Debt financing costs of $1,029,000 were incurred during the quarter to obtain the bank debt.  Of these, $254,000 were amortized to income during the period.

The non-cash stock based compensation expense has been estimated using the Black-Scholes option valuation method to determine the fair value of the share purchase options granted.

Project evaluation expenses of $33,000 (2005 - $8,000) were incurred in pursuing additional silver acquisition opportunities.  It is anticipated that project evaluation expenses will continue during 2006.

Interest income during the three months ended March 31, 2006 of $1,140,000 (2005 - $77,000) was the result of interest earned on cash balances held in short-term money market instruments.

During the three months ended March 31, 2006, a foreign exchange gain of $30,000 (2005 – loss of $104,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company’s functional currency).

Non GAAP measures – total cash costs per ounce of silver calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis.  These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the three months ended March 31, 2006, the Company’s total cash costs were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

During the three months ended March 31, 2006, the Company generated operating cash flows of $13.9 million (2005 - $5.2 million).  In the opinion of management, cash flows from operations are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Yauliyacu silver purchase contract

On March 23, 2006, the Company entered into an agreement with Glencore to purchase 4.75 million ounces of silver per year, for a period of 20 years, based on the production from their Yauliyacu mining operations in Peru. Total consideration paid was $285 million, comprised of $245 million in cash and a $40 million promissory note due on July 21, 2006.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.

Luismin silver purchase contract amendment

On March 30, 2006, Goldcorp and Silver Wheaton amended their existing silver purchase contract, increasing the minimum number of ounces of silver to be delivered by Goldcorp over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.

Bank debt

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the “Term Loan”) and $25 million under a revolving term loan (the “Revolving Loan”) in order to partially finance the acquisition of the Yauliyacu silver purchase contract.  The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal installments over a period of four years, however, prepayments are allowed at any time.  On March 31, 2006, the Company repaid $5 million of the outstanding balance due under the Revolving Loan.

Working capital

At March 31, 2006 the Company had cash and cash equivalents of $8.4 million (December 31, 2005 – $117.7 million) and a working capital deficit of $74.4 million, which includes the current portion of bank debt and promissory notes due, totaling $85.0 million, relating to the March, 2006 acquisition of the Yauliyacu silver contract and the amendment of the Luismin silver contract.

On March 27, 2006, the Company announced that it had entered into an agreement with GMP Securities L.P. and a syndicated of underwriters, which had agreed to purchase on a bought deal basis, 14.6 million common shares of Silver Wheaton at a purchase price of Cdn$12.00 per share, for aggregate gross proceeds of approximately Cdn$175 million.  The underwriters have an option to purchase up to an additional 2.0 million shares at the issue price prior to the closing of the offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately Cdn$200 million.

The financing is expected to close during April, 2006, at which time Silver Wheaton plans to use the net proceeds to pay $40 million due to Glencore International AG under a promissory note, and to repay bank debt associated with its recent silver acquisition from Glencore.

Contractual obligations

In connection with the Luismin and Zinkgruvan silver purchase contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.  This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.  In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment.  This inflationary adjustment, which will begin in 2009, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

Share capital

During the three months ended March 31, 2006, the Company received cash proceeds of $3.3 million (2005 - $nil) from the exercise of 1,176,034 (2005 – nil) share purchase options at a weighted average exercise price of Cdn$3.26 per option.  As of April 19, 2006, there were 203,351,134 outstanding common shares, 4,461,666 share purchase options and 165,573,500 share purchase warrants, which are convertible into 39,364,700 shares.

RELATED PARTY TRANSACTIONS

At March 31, 2006, Goldcorp owned 62% of the Company’s outstanding common shares.  During the three months ended March 31, 2006, the Company purchased 2.2 million ounces (2005 – 2.0 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $8.5 million (2005 - $7.7 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin silver purchase agreement, as described elsewhere in this Management’s Discussion and Analysis.

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost.  During the three months ended March 31, 2006, total management fees paid to Goldcorp were $70,000 (2005 - $159,100). This agreement allows for cancellation with 30 days notice at any time.

In addition, during the three months ended March 31, 2006, payments made by Goldcorp on the Company’s behalf totalled approximately $47,000 (2005 - $38,100).  At March 31, 2006, the Company owed Goldcorp $117,000 (2005 - $556,900).

OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s quarterly Management’s Discussion and Analysis and related consolidated financial statements and approves the release of such information to shareholders.  For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material control weaknesses encountered, if any.

FINANCIAL INSTRUMENTS

During the three months ended March 31, 2006, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring the liquidity to meet the needs of the business and the flexibility to continue growing through acquisition.  The Company does not use interest rate contracts or other derivative financial instruments and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

OUTLOOK

The Company expects to have annual silver sales of approximately 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

The Company is unhedged and actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2005 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2006 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Consolidated Statements of Operations

 (US dollars and shares in thousands, except per share amounts - Unaudited)

		Three Months	Three Months
		Ended	Ended
		March 31	March 31
	Note	2006	2005

Silver sales		$ 25,711	$ 16,077

Cost of sales		10,422	9,061
Depreciation		1,560	1,344
		11,982	10,405
Earnings from operations		13,729	5,672

Expenses and other income
General and administrative		518	415
Interest expense		202	-
Amortization of debt financing costs	5	254	-
Stock based compensation		111	40
Project evaluation		33	8
Interest income		(1,140)	(77)
Foreign exchange (gain) loss		(30)	104
		(52)	490
Net earnings		$ 13,781	$ 5,182

Basic and diluted earnings per share		$ 0.07	$ 0.03

Weighted average number of shares outstanding
- basic		184,433	167,010

- diluted		204,389	167,802

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Balance Sheets

(US dollars and shares in thousands - Unaudited)

		March 31	December 31
	Note	2006	2005
Assets	5
Current
Cash and cash equivalents		$ 8,368	$ 117,741
Accounts receivable		3,018	2,491
Silver inventory		272	383
Other		240	44
		11,898	120,659

Long-term investments	2	15,069	15,069
Silver contracts	3	549,658	130,254
Deferred debt financing costs	5	775	-
Other		750	169
		$ 578,150	$ 266,151
Liabilities
Current
Accounts payable		$ 837	$ 1,761
Accrued liabilities		480	200
Promissory notes	4	60,000	-
Current portion of bank debt	5	25,000	-
		86,317	1,961

Bank debt	5	95,000	-
		181,317	1,961

Shareholders' Equity
Share purchase options	6(c)	4,141	4,953
Restricted share units		32	26
Warrants	6(b)	38,855	38,867
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 203,351 (December 31, 2005 – 183,375)		313,391	193,711
Retained earnings		40,414	26,633
		396,833	264,190
		$ 578,150	$ 266,151
Subsequent events (Note 10)

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Statements of Cash Flows

(US dollars in thousands - Unaudited)

		Three Months	Three Months
		Ended	Ended
		March 31	March 31
	Note	2006	2005
Operating Activities
Net earnings		$ 13,781	$ 5,182
Items not affecting cash
Depreciation		1,560	1,344
Amortization of debt financing costs		254	-
Stock based compensation		111	40
Other		17	-
Change in non-cash working capital	7	(1,861)	(1,416)
Cash generated by operating activities		13,862	5,150

Financing Activities
Bank debt drawn down	5	125,000	-
Bank debt repaid	5	(5,000)	-
Debt financing costs	5	(963)	-
Share issue costs		(319)	(642)
Warrants exercised		81	-
Share purchase options exercised		3,329	-
Cash generated by (applied to) financing activities		122,128	(642)

Investing Activities
Silver contracts	3	(245,363)	(483)
Cash applied to investing activities		(245,363)	(483)

(Decrease) increase in cash and cash equivalents		(109,373)	4,025
Cash and cash equivalents, beginning of period		117,741	19,989
Cash and cash equivalents, end of period		$ 8,368	$ 24,014

At March 31, 2006, the Company’s cash and cash equivalents consisted of $1.7 million in cash (December 31, 2005 - $8.8 million) and $6.7 million in cash equivalents (December 31, 2005 - $108.9 million).  The Company paid $7,000 in interest (2005 - $nil) and no income taxes (2005 - $nil) for the three months ended March 31, 2006.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Consolidated Statements of Shareholders’ Equity

 (US dollars and shares in thousands - Unaudited)

					Share	Restricted
	Common Shares		Warrants		Purchase	Share	Retained
	Shares	Amount	Warrants	Amount	Options	Units	Earnings	Total

At December 31, 2004	167,010	$ 119,464	158,000	$ 28,579	$ 5,046	$ -	$ 1,342	$ 154,431
Public offering	15,625	75,902	7,813	10,317	-	-	-	86,219
Share issue costs	-	(4,319)	-	-	-	-	-	(4,319)
Fair value of stock based compensation	-	-	-	-	463	26	-	489
Share purchase options exercised	710	2,535	-	-	(556)	-	-	1,979
Warrants exercised	30	129	(150)	(29)	-	-	-	100
Net earnings	-	-	-	-	-	-	25,291	25,291
At December 31, 2005	183,375	193,711	165,663	38,867	4,953	26	26,633	264,190
Shares issued	18,000	115,560	-	-	-	-	-	115,560
Share issue costs	-	(219)	-	-	-	-	-	(219)
Fair value of stock based compensation	-	-	-	-	105	6	-	111
Share purchase options exercised	1,176	4,246	-	-	(917)	-	-	3,329
Warrants exercised	18	93	(89)	(12)	-	-	-	81
Net earnings	-	-	-	-	-	-	13,781	13,781
At March 31, 2006	202,569	$ 313,391	165,574	$ 38,855	$ 4,141	$ 32	$ 40,414	$ 396,833

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

1.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2005 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006 and for all periods presented, have been made.  The interim results are not necessarily indicative of results for a full year.

Debt financing costs

Debt financing costs are deferred and amortized over the expected life of the debt facility.

2.

LONG-TERM INVESTMENTS

	March 31, 2006			December 31, 2005
(in thousands)	Book Value	Market Value	Unrealized Gains	Book Value	Market Value	Unrealized Gains

Bear Creek (15%)	$ 13,696	$ 26,149	$ 12,453	$ 13,696	$ 20,105	$ 6,409
Other	1,373	2,776	1,403	1,373	1,544	171
	$ 15,069	$ 28,925	$ 13,856	$ 15,069	$ 21,649	$ 6,580

3.

SILVER CONTRACTS

	March 31, 2006			December 31, 2005
(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin	$ 194,807	$ (4,238)	$ 190,569	$ 59,132	$ (3,517)	$ 55,615
Zinkgruvan	77,919	(4,119)	73,800	77,919	(3,280)	74,639
Yauliyacu	285,289	-	285,289	-	-	-
	$ 558,015	$ (8,357)	$ 549,658	$ 137,051	$ (6,797)	$ 130,254

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

Luismin silver purchase contract

On October 15, 2004, the Company entered into a twenty five year agreement to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2007).  Under this agreement, Luismin was required to deliver a minimum of 120 million ounces over the 25 year period following the contract date, and Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closng price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007.    As a result, at March 31, 2006, Goldcorp owned 62% of the Company’s common shares.

The allocation of the total purchase price is summarized in the table below:

(in thousands)
Purchase Price
October 15, 2004 - initial agreement
Cash	$36,744
Shares	21,958
Acquisition costs	430
December 31, 2004 and 2005	59,132
March 30, 2006 - contract amendment
Promissory note (Note 4)	20,000
Shares	115,560
Acquisition costs	115
135,675
March 31, 2006	$194,807

Yauliyacu silver purchase contract

On March 23, 2006, the Company entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru, for an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note (Note 4). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine currently owned by Glencore.  In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 245,000
Promissory note (Note 4)	40,000
Acquisition costs	289
$ 285,289

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

4.

PROMISSORY NOTES

On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (Note 3), the Company issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006 (Note 10).

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase agreement (Note 3), the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.

Both of these promissory notes were outstanding at March 31, 2006.

5.

BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the “Term Loan”) and $25 million under a revolving loan (the “Revolving Loan”).  The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal instalments over a period of four years, however, prepayments are allowed at any time.   The interest rate on each of these loans is based on LIBOR plus a spread determined by the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1 and a Leverage Ratio less than or equal to 3.50 : 1.  Both the Term Loan and the Revolving loan are secured against the Company’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts.  Total debt financing costs were $1,029,000, of which $254,000 was amortized to income during the period.  On March 31, 2006, the Company repaid $5 million of the outstanding balance due under the Revolving Loan.

In March, 2006, the Company announced a Cdn$175 million public offering of 14.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis.  The underwriters have an option to increase the size of the offering to approximately Cdn$200 million, prior to the closing of the offering.  The offering is expected to close during April, 2006, at which time the proceeds will be used to repay debt (Note 10).

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

Amounts due and the effective interest rates for the Term Loan and the Revolving Loan are presented below:

	March 31, 2006
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$25,000	$-	$25,000
Long-term portion	75,000	20,000	95,000
	$100,000	$20,000	$120,000

Interest expense	$140	$35	$175
Effective interest rate	6.31%	6.31%	6.31%

The required principal repayments under the Term Loan and the Revolving Loan are presented below:

(in thousands)	Term Loan	Revolving Loan

2006	$18,750	$-
2007	$25,000	$-
2008	$25,000	$-
2009	$25,000	$-
2010	$6,250	$7,500
2011	$-	$12,500

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

6.

SHAREHOLDERS’ EQUITY

(a)

Shares issued

A summary of the Company’s issued and outstanding shares at March 31, 2006 and December 31, 2005  and the changes for the periods ending on those dates is presented below:

	Number of	Price
	Shares	(Cdn$)

At December 31, 2004	167,010,000
Options exercised	710,000	$ 3.27
Warrants exercised	30,000	4.00
Public offering	15,625,000	6.40
At December 31, 2005	183,375,000
Shares issued to Goldcorp (Note 3)	18,000,000	7.41
Options exercised	1,176,034	3.26
Warrants exercised	17,800	5.29
At March 31, 2006	202,568,834

(b)

Warrants

A summary of the Company’s warrants at March 31, 2006 and December 31, 2005 and the changes for the periods ending on those dates is presented below:

	Warrants Outstanding	Weighted Avg Exercise Price (Cdn$)	Exchange Ratio

At December 31, 2004	158,000,000	$ 0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	1.31	0.24
Exercised	(89,000)	1.06	0.2
At March 31, 2006	165,573,500	$ 1.31	0.24

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

The following table summarizes information about the warrants outstanding at March 31, 2006:

	Warrants Outstanding	Exercise Price (Cdn$)	Exchange Ratio	Common Shares to be Issued upon Exercise of Warrants	Effective Price Per Share (Cdn$)	Expiry Date

Share purchase warrants	117,337,500	$ 0.80	0.20	23,467,500	$ 4.00	Aug 5, 2009
Series A Warrants	40,423,500	1.10	0.20	8,084,700	5.50	Nov 30, 2009
Series B Warrants	7,812,500	10.00	1.00	7,812,500	10.00	Dec 22, 2010
	165,573,500			39,364,700	$ 5.50

(c)

Share purchase options

At March 31, 2006, the Company had 5,243,966 share purchase options outstanding with a weighted average exercise price of Cdn$3.53 per option.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months	Three Months
		Ended	Ended
		March 31	March 31
(in thousands)	Note	2006	2005

Change in non-cash working capital
Accounts receivable		$ (526)	$ (721)
Silver inventory		111	72
Accounts payable		(820)	(764)
Accrued liabilities		168	34
Other		(794)	(37)
		$ (1,861)	$ (1,416)

Non-cash investing activities, in connection with the acquisition of silver contracts
Shares issued to Goldcorp	3	$ 115,560	$ -
Promissory note issued to Goldcorp	4	$ 20,000	$ -
Promissory note issued to Glencore	4	$ 40,000	$ -

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

8.

RELATED PARTY TRANSACTIONS

At March 31, 2006, Goldcorp owned 62% of the Company’s outstanding common shares.  During the three months ended March 31, 2006, the Company purchased 2.2 million ounces (2005 – 2.0 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $8.5 million (2005 - $7.7 million).

On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract (Note 3).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost.  During the three months ended March 31, 2006, total management fees paid to Goldcorp were $70,000 (2005 - $159,100). This agreement allows for cancellation with 30 days notice at any time.

In addition, during the three months ended March 31, 2006, payments made by Goldcorp on the Company’s behalf totalled approximately $47,000 (2005 - $38,100).  At March 31, 2006, the Company owed Goldcorp $117,000 (2005 - $556,900).

9.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.

	Three Months Ended March 31, 2006
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations

Silver sales	$21,104	$4,607	$-	$-	$25,711

Cost of sales	8,468	1,954	-	-	10,422
Depreciation	721	839	-	-	1,560
Earnings from operations	11,915	1,814	-	-	13,729
Expenses and other income	-	-	-	52	52
Net earnings	$11,915	$1,814	$-	$52	$13,781

Cash flow from operations	$12,637	$854	$-	$371	$13,862

Total assets (March 31, 2006)	$190,569	$76,556	$285,289	$25,736	$578,150

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2006

(US dollars - Unaudited)

	Three Months Ended March 31, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Silver sales	$ 13,684	$ 2,393	$ -	$ 16,077

Cost of sales	7,700	1,361	-	9,061
Depreciation	714	630	-	1,344
Earnings from operations	5,270	402	-	5,672
Expenses and other income	-	-	(490)	(490)
Net earnings (loss)	$ 5,270	$ 402	$ (490)	$ 5,182

Cash flow from operations	$ 5,817	$ 489	$ (1,156)	$ 5,150

Total assets (December 31, 2005)	$ 55,614	$ 77,214	$ 133,323	$ 266,151

10.

SUBSEQUENT EVENT

On March 27, 2006, the Company announced that it had entered into an agreement with GMP Securities L.P. and a syndicate of underwriters, which agreed to purchase on a bought deal basis, 14.6 million common shares of Silver Wheaton at a purchase price of Cdn$12.00 per share, for aggregate gross proceeds of approximately Cdn$175 million.  The underwriters also have the option to purchase up to an additional 2.0 million shares at the issue price prior to the closing of the offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately Cdn$200 million.

The financing is expected to close during April, 2006, at which time Silver Wheaton plans to use the net proceeds to pay $40 million due to Glencore International AG under a promissory note (Note 4), and to repay bank debt associated with its recent silver acquisition from Glencore (Note 3).

CANADA – HEAD OFFICE

Silver Wheaton Corp
Waterfront Centre
Suite 1550 - 200 Burrard Street
Vancouver, BC V6C 3L6
Telephone: (604) 684-9648
Fax: (604) 684-3123
Website: www.silverwheaton.com

CAYMAN ISLANDS OFFICE

Silver Wheaton Caymans Corp.
PO Box 1791GT
1st Floor, Cayman Corporate Centre
49 Hospital Road
Grand Cayman, Cayman Islands
Telephone: (345) 946-7603
Fax: (345) 946-7604

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange: SLW
American Stock Exchange: SLW

DIRECTORS

Ian Telfer
Eduardo Luna
Wade Nesmith
Peter Gillin
John Brough

OFFICERS

Eduardo Luna
Chairman and Chief Executive Officer

Peter Barnes
Executive Vice-President & Chief Financial Officer

Randy Smallwood
Vice-President Corporate Development

TRANSFER AGENT

CIBC Mellon Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States:
(800) 387-0825
Outside of Canada and the United States:
(416) 643-5500
Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS

David Awram
Manager, Investor Relations
Toll free: (800) 380-8687
Email: info@silverwheaton.com

Form 52-109F2

Certification of Interim Filings

I, Eduardo Luna, Interim Chief Executive Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp. (the issuer), for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  April 19, 2006

Eduardo Luna

Interim Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Peter Barnes, Chief Financial Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp. (the issuer), for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  April 19, 2006

Peter Barnes

Chief Financial Officer